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As filed with the Securities and Exchange Commission on December 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM F-9
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Falconbridge Limited
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1021, 1031, 1041, 1044, 1061 (Primary Standard Industrial Classification Code Number)	98-0115865 (I.R.S. Employer Identification Number, if applicable)

BCE Place
181 Bay Street
Suite 200
Toronto, Canada M5J 2T3
(416) 982-7111
(Address and telephone number of Registrant's principal executive officers)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Copies to:

Jeffery Snow Senior Vice President & General Counsel Falconbridge Limited BCE Place 181 Bay Street Suite 200 Toronto, Canada M5J 2T3 (416) 982-7171	Jonathan Grant McCarthy Tétrault LLP Suite 4700 Toronto Dominion Tower Toronto, Canada M5K 1E6 (416) 601-7604	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8280

Approximate date of commencement of proposed sale of the securities to the public:
From time to time on or after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	At some future date (check the appropriate box below):
	1.	☐ Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).
	2.	☐ Pursuant to Rule 467(b) on (date) at (time) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
	3.	☐ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☒ After the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)

Debt Securities	U.S. $600,000,000	100%	U.S. $600,000,000	U.S. $48,540

(1)
In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate offering price of U.S. $600,000,000.

(2)
Estimated solely for purposes of calculating the registration fee.

(3)
The Registrant previously paid aggregate filing fees of U.S.$162,135 in connection with the Registration Statements on Form F-9 (File Nos. 333-13920 and 333-105399) relating to the combined registration of U.S.$750,000,000 of securities (U.S.$250,000,000 of which remain unsold as of the date hereof, which unsold securities are hereby deregistered). The filing fee related to such U.S.$250,000,000 of unsold securities is U.S.$37,135.

  Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the Registrant is offsetting U.S.$37,135 of the previously paid filing fee against the total filing fee of U.S.$48,540 due in connection with the filing of this Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Subject to completion, dated December 23, 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be qualified for sale under the securities laws of Canada, unless the applicable prospectus supplement indicates otherwise. See "Plan of Distribution". Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Stephen Young, Corporate Secretary of Falconbridge Limited at the following address: Falconbridge Limited, Suite 200, 181 Bay Street, P.O. Box 755, BCE Place, Toronto, Ontario, Canada, M5H 2T3 (Telephone: (416) 982-7111).

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue		December 22, 2003
FALCONBRIDGE LIMITED U.S.$600,000,000 Debt Securities (Unsecured)

We may from time to time offer for sale debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed U.S.$600,000,000, or its equivalent in any other currency or units based on or relating to other currencies, during the 25 month period that this prospectus, including any amendments hereto, remains valid or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 or the equivalent in any other currency or currency units.

The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable for definitive Debt Securities only under certain conditions.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will set forth the specific variable terms of any offering of Debt Securities (the "Offered Securities") in one or more prospectus supplements, including, where applicable and without limitation, the title of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit for which the Debt Securities may be purchased, authorized denominations, maturity, premium, the initial public offering price, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights are attached to the Debt Securities, whether we may redeem the Debt Securities at our option, any terms for sinking fund payments, any provisions for subordination of the Debt Securities to our other indebtedness, any listing on a securities exchange, and any other specific terms. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the Debt Securities that are not within the options and parameters set forth in this prospectus.

For the purpose of calculating the U.S. dollar equivalent of the aggregate principal amount or aggregate initial offering price of Debt Securities issued under this prospectus from time to time, Debt Securities denominated or issued in a currency (the "Securities Currency") other than U.S. dollars will be translated into U.S. dollars at the date of issue of such Debt Securities using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the purchase of U.S. dollars with the Securities Currency in effect as of noon (New York City time) on the date of issue of such Debt Securities.

Unless otherwise specified in the applicable prospectus supplement, none of the Debt Securities will be listed on any securities exchange or automated quotation system. There is currently no market through which the Debt Securities offered under this prospectus may be sold and purchasers may not be able to resell securities purchased under this prospectus.

We may sell the Debt Securities to or through underwriters or dealers, and may also sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Debt Securities, and will set forth the terms of the offering of such Debt Securities, including, to the extent applicable, the initial public offering price, the proceeds to us, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Unless otherwise specified in a prospectus supplement, the offering is subject to approval of certain legal matters on our behalf by McCarthy Tétrault LLP, Toronto, Ontario, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If you are provided with different of inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdiction where the offer or sale is not permitted.

        Reference in this prospectus to "Company", "we", "us" and "our" refer only to Falconbridge Limited and references to "Falconbridge" refer to Falconbridge Limited and its subsidiaries and joint ventures.

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

AVAILABLE INFORMATION

        We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, we file reports and other information with the United States Securities and Exchange Commission (the "Commission"). Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities of the Commission. Copies of the material the Company files with the Commission can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet site at http://www.sec.gov that contains the reports and other information that we electronically file with the SEC.

        We have filed with the Commission a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the Debt Securities. This prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to Falconbridge and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our annual information form dated April 30, 2003 for the year ended December 31, 2002;

  (b)
  our audited comparative consolidated financial statements, and the related notes thereto, as at and for the years ended December 31, 2002 and 2001 and the auditors' report thereon contained in our 2002 Annual Report;

  (c)
  our management's discussion and analysis of financial condition and results of operations contained in our 2002 Annual Report;

  (d)
  our management information circular dated February 28, 2003 for our annual meeting of shareholders held on April 17, 2003 (excluding the sections entitled "Human Resources and Compensation Committee", "Report on Executive Compensation", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule A — Corporate Governance Guidelines", which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus); and

  (e)
  our unaudited interim comparative consolidated financial statements, and the related notes thereto, as at and for the nine months ended September 30, 2003, and our press release filed October 17, 2003 containing the related management's discussion and analysis of financial condition and results of operations, and clarification of the impact of foreign exchange on the results.

        Any documents of the type referred to in the preceding paragraph, material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain updated earnings coverage ratios filed by us with the Ontario Securities Commission (the "OSC"), after the date of this prospectus and prior to termination of the offering, will be deemed to be incorporated by reference in this prospectus. Any documents filed by us with the Commission under the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference into this prospectus if, and to the extent, expressly provided in such documents.

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from Stephen Young, Corporate Secretary of Falconbridge Limited at the following address: Falconbridge Limited, Suite 200, 181 Bay Street, P.O. Box 755, BCE Place, Toronto, Ontario, Canada, M5H 2T3 (Telephone: (416) 982-7111).

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the OSC during the currency of this prospectus, our previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars filed by us prior to the commencement of our then current fiscal year will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities made under this prospectus.

        A prospectus supplement containing the specific terms in respect of any offering and sale of Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Debt Securities will be delivered to purchasers of such Debt Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such Debt Securities by such prospectus supplement.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this prospectus constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. All statements contained in this prospectus that are not clearly historical in nature are forward looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward looking statements. Such statements represent Falconbridge's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or Falconbridge's future economic performance.

        The projections, estimates and beliefs contained in such forward looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond Falconbridge's ability to control or predict. These risks and uncertainties include, among other things, volatility of commodity metal prices; mining and processing risks, including uninsurable risks inherent in the mining business; environmental risks; risks related to Falconbridge's ability to maintain good relations with its employees; uncertainty of reserve estimates and production estimates, including imprecision in estimating the timing, costs and levels of production associated with mining properties; exchange rate fluctuations; interest rate and counterparty risk; availability of energy supply and fluctuations in energy prices; political and economic conditions in the countries in which Falconbridge operates; changes in Canadian and foreign laws and regulations; market access; changes in production and processing technology; legal proceedings; supply and demand in the market for sulphuric acid; risks inherent in Falconbridge's procurement of raw materials; general economic and business conditions; and other risks and uncertainties described from time to time in our reports and filings with Canadian securities regulatory authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

        Falconbridge Limited is an international mining and metals corporation existing under the laws of the Province of Ontario, Canada. The Company's common shares are listed on the Toronto Stock Exchange and trade under the symbol "FL". Its head and principal offices are located at Suite 200, 181 Bay Street, Toronto, Ontario, Canada, M5H 2T3.

        Falconbridge is one of the world's largest producers of nickel and a significant producer of copper. It also produces zinc, cobalt, platinum group metals, gold, silver, cadmium, indium and sulphuric acid and is a processor of custom feed from third parties. Falconbridge sells these commodities to its customers throughout the world. Falconbridge's total assets were $3,957 million at September 30, 2003.

        As at September 30, 2003, Noranda Inc. owned 105,759,100 common shares of the Company, which, as at that date, represented approximately 59% of the then outstanding common shares.

USE OF PROCEEDS

        Except as otherwise set forth in a prospectus supplement, the net proceeds to us from the sale of Debt Securities will be used to repay indebtedness of Falconbridge outstanding from time to time and to finance capital expenditures and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. A prospectus supplement will contain specific information about the use of proceeds from the sale of Debt Securities under that prospectus supplement. Falconbridge may from time to time issue debt instruments and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this prospectus.

EARNINGS COVERAGE

        In respect of any offering of Debt Securities, the applicable prospectus supplement will contain the applicable earnings coverages ratios required pursuant to applicable securities laws.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated as of August 21, 1995 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as

trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of September 12, 2001 between the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada (collectively, the "Indenture"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the United States Trust Indenture Act of 1939, as amended, pursuant to Rule 4d-9 thereunder. A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete. Such statements are subject to the detailed referenced provisions of the Indenture, including the definitions of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated by reference herein as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and/or other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or currency units based on or relating to foreign currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the prospectus supplement relating thereto. The Securities offered pursuant to this prospectus will be limited to U.S.$600,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units). Unless otherwise indicated in the applicable prospectus supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 301) As of September 30, 2003, U.S.$950 million of Securities were issued under the Indenture.

        The applicable prospectus supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are in registered form ("Registered Securities"); (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form ("Bearer Securities") and as to exchanges between registered form and bearer form; (g) whether the Offered Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depository for such Registered Global Securities; (h) the denominations in which Registered Securities will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which Bearer Securities will be issuable if other than U.S.$5,000; (i) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (k) any index formula or other method pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; and (l) any other terms of the Offered Securities, including covenants and Events of Default which apply solely to the Offered Securities, or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities. (Section 301) Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

        Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. (Section 301) The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

        The Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 302) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Bearer Securities and the coupons applicable thereto will be transferable by delivery. (Section 305)

Payment

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Registered Securities (other than Registered Global Securities) will be made at the office or agency of the Trustee in Toronto, Ontario, Canada, except that, at the option of the Company, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Securities

        The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to such series. (Section 301) Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities, or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 305)

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Associate" of any specified Person means a corporation of which that Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of that corporation for the time being outstanding.

        "Government Obligations" means, unless otherwise specified with respect to any series of Securities pursuant to the Indenture, securities which are (a) direct obligations of the government which issued the currency in which the Securities of a particular series are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

        "Holder" means, in the case of a Registered Security, the Person in whose name a Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, in the case of a coupon, the bearer thereof.

        "Lien" means, with respect to any property or assets, any mortgage, charge, hypothec, pledge or other security or encumbrance on such property or assets.

        "Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or in the Indenture provided, whether at the stated maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

        "Officers' Certificate" means a certificate signed by the Chairman, the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the applicable Trustee.

        "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company, and who shall be acceptable to the Trustee.

        "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof.

        "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Purchase Money Mortgage" means any Lien created upon any real or personal property or assets of the Company to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements.

        "Securities" means the Company's unsecured debentures, notes or other evidences of indebtedness authenticated and delivered under the Indenture.

        "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

        "Subsidiary" of any specified Person means a corporation that is (a) controlled by that Person, by that Person and one or more other corporations each of which is controlled by that Person or by two or more other corporations each of which is controlled by that Person, or (b) a Subsidiary of a corporation that is that Person's Subsidiary. For the purposes hereof, "control" of a corporation by a specified Person means that (a) voting securities of such corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that Person, and (b) the votes carried by such voting securities are sufficient, if exercised, to elect a majority of the board of directors of such corporation.

Negative Pledge

        The Indenture includes a covenant of the Company to the effect that, so long as any Securities are Outstanding, the Company will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money or interest thereon (or any liability of the Company under any guarantee or endorsement or other instrument under which the Company is contingently liable, either directly or indirectly, for borrowed money or interest thereon) without also at the same time or prior thereto securing its indebtedness under the Indenture so that the Securities then Outstanding are secured equally and ratably with such other indebtedness or liability, except that this covenant shall not apply to, nor operate to prevent:

  (a)
  any security given in the ordinary course of business to secure any indebtedness payable on demand or maturing within 12 months of the date that the indebtedness is originally incurred, so long as:

  (1)
  the security is given at the time the indebtedness is incurred;

  (2)
  the indebtedness does not replace or is not used for the purpose of retiring or repaying any outstanding unsecured indebtedness of the Company, and

  (3)
  the security is given in the ordinary course of business and does not constitute security on fixed assets or security on the shares of any Subsidiary or Associate of the Company;

  (b)
  any Purchase Money Mortgage;

  (c)
  any security to secure indebtedness incurred for the construction of townsites, employee housing, warehouses or office premises;

  (d)
  any security on any interest (direct or indirect) of the Company in any resource property (which term includes all property, assets and rights related or incidental to, or used in connection with, the resource property) or on the shares of the Company in any Subsidiary or Associate of the Company having as its principal asset any interest (direct or indirect) in any resource property, where that resource property has not been in commercial production during the 12 month period ending on the date of the Indenture, or has not been in commercial production during the 12 month period ending at the time of imposition of the security, to secure any indebtedness incurred for the development or improvement of that resource property, or the development or improvement of any other resource property of the Company or any Subsidiary or Associate of the Company that has not been in commercial production during the 12 month period ending on the date of the Indenture or has not been in commercial production during the 12 month period ending at the time of the imposition of such security;

  (e)
  any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (d), or of any security or encumbrance on any of its property or assets in existence at the time of acquisition thereof, in which the principal outstanding after such renewal, refunding or extension is not increased and the security or encumbrance is limited to the property or assets originally subject thereto and any improvements thereon; or

  (f)
  any security or encumbrance, other than those referred to in the foregoing clauses (a) to (e), created by the Company if, after giving effect to the creation of such security or encumbrance, the aggregate principal amount of the indebtedness secured by such security or encumbrance would not be greater than 5% of Shareholders' Equity. (Section 1008)

Mergers, Amalgamations, Consolidations and Certain Sales of Assets

        The Company may not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease all or substantially all of its property and assets to any Person in a consolidation, amalgamation or merger in which the Company is not the surviving corporation or conveyances, leases and transfers by the Company as transferor or lessor unless: (a) the corporation formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company (1) shall be organized under the laws of the United States or any state thereof or the District of Columbia or of Canada or any province thereof, and (2) unless such assumption shall occur by operation of law, shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (b) immediately after giving effect to such transaction, no Event of Default or event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; and (c) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that all conditions precedent relating to such transaction have been complied with. (Section 801)

        If, as a result of any such transaction, any property or assets of the Company become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Negative Pledge" covenant above without equally and ratably securing the Securities, the Company, prior to or simultaneously with such transaction, will cause the Securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien. (Section 803)

Events of Default

        The following are summaries of Events of Default under the Indenture with respect to Securities of any series: (a) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity; (c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture in respect of the Securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of all Outstanding Securities of all series affected thereby; (e) the continuing default by the Company under any obligation to repay borrowed money, or in the performance or observance of any agreement or condition in respect of borrowed money, or the continuing demand by any creditor or creditors for payment of indebtedness payable on demand where, as a result of such default or demand, indebtedness exceeding 5% of Shareholder's Equity becomes due and payable; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Events of Default provided with respect to the Securities of that series. (Section 501)

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the Outstanding Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all Outstanding Securities (as a class) may declare the principal amount (or, if the Securities of any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. However, at any time after a declaration of acceleration with respect to the Outstanding Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration. (Section 502) Reference is made to the prospectus supplement relating to each series of Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 602) Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the Holders of a majority in principal amount of the Outstanding Securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default. (Section 512)

        No Holder of a Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the Holders of at least 25% in principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by the Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

        The Company will be required to furnish to the Trustee annually a statement by an officer of the Company as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture. (Section 1004)

Defeasance

        The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of Securities or the maintenance of a Place of Payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities of such series include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

        The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with the "Negative Pledge" covenant and certain other covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). If the Company exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. (Article Fourteen)

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such modification or amendment; provided however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security of such affected series, (a) change the Stated Maturity of the principal of, or any instalment of interest on, such Outstanding Security; (b) reduce the principal of, or the premium, if any, or interest on, such Outstanding Security; (c) reduce the amount of the principal of such Outstanding Security payable upon the acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or the premium, if any, or interest on, such Outstanding Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to such Outstanding Security; (f) reduce the percentage of Outstanding Securities of such series necessary to modify or amend the Indenture; (g) reduce the percentage of principal amount of Outstanding Securities of such series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified. (Section 902)

        The Holders of a majority in principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in principal amount of Outstanding Securities of all series with respect to which an Event of Default shall have occurred and be continuing, on behalf of the Holders of all Outstanding Securities of such series, may waive such Event of Default, except a default in the payment of principal, premium or interest. (Section 513)

Consent to Jurisdiction and Service

        The Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction. (Section 113)

Governing Law

        The Indenture and the Securities will be governed by the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Trustee under the Indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 111)

The Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Ontario.

PLAN OF DISTRIBUTION

        We may sell the Offered Securities to or through underwriters or dealers, and may also sell the Offered Securities to one or more other purchasers directly or through agents.

        The prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to us from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The Offered Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Offered Securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

        Underwriters, dealers and agents who participate in the distribution of Offered Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The Offered Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a prospectus supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities, purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of Offered Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of Offered Securities, the Offered Securities will not be listed on any securities exchange or automated quotation system. Certain broker-dealers may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Securities of any series or as to the liquidity of the trading market for the Offered Securities of any series.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement, certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP, Toronto, Canada for the Company and certain matters of U.S. law will be passed upon by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Company's 2002 Annual Report for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consent of independent auditors; powers of attorney; and the Indenture.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) ("OBCA"), which governs the Company, provides that the Company may indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company may, with the approval of the Ontario Superior Court of Justice, indemnify a person referred to above in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in (a) and (b) above. Despite the foregoing, a person referred to above is entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate if the person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (a) and (b) above. A corporation or a person (as defined in the OBCA) referenced above may apply to the Ontario Superior Court of Justice for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit.

        The sections of the sole By-law of the Company under the heading "Indemnification" provide:

25.    Indemnification of directors and officers — The Company shall indemnify a director or officer a former director or officer or a person who acts or acted at the Company's request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the OBCA.

26.    Indemnity of others — Except as otherwise required by the OBCA and subject to paragraph 25, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

27.    Right of indemnity not exclusive — The provisions of indemnification contained in the by-laws of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs and legal representatives of such a person.

28.    No liability of directors or officers for certain acts, etc. — To the extent permitted by law, no director or officer for the time being shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any money, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by or performs services for the Company, the fact of his being a director or officer shall not disentitle such director or officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services.

        Insurance policies are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        Insofar as indemnification for liabilities rising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1	Annual Information Form of the Company dated April 30, 2003 for the year ended December 31, 2002.(a)
4.2
Audited comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the years ended December 31, 2002 and 2001 and the Auditors' Report thereon (contained in the 2002 Annual Report of the Company).(b)
4.3	Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company (contained in the 2002 Annual Report of the Company).(b)
4.4
Management Information Circular dated February 28, 2003 for the Company's annual meeting of shareholders held on April 17, 2003 (excluding (a) the sections entitled "Human Resources and Compensation Committee," "Report on Executive Compensation," "Performance Graph" and "Statement of Corporate Governance Practices" and (b) Schedule A — Corporate Governance Guidelines).(b)
4.5
Unaudited interim comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the nine months ended September 30, 2003 and press release of the Company dated October 17, 2003 containing Management's Discussion and Analysis relating thereto, and clarification of the impact of foreign exchange on the results.(c)
5.1	Consent of Deloitte & Touche LLP.
6	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-9).
7.1	Indenture between the Company and Montreal Trust Company of Canada governing the Debt Securities.(d)
7.2	First Supplemental Indenture between the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada governing the Debt Securities.(d)

(a)
Incorporated by reference to Form 40-F (File No. 33-95280) filed on May 19, 2003.

(b)
Incorporated by reference to Form 6-K (File No. 33-95280) filed on March 21, 2003 and as amended on May 19, 2003.

(c)
Incorporated by reference to Form 6-K (File No. 33-95280) filed on October 21, 2003 and as amended on December 22, 2003.

(d)
Incorporated by reference to Form F-9 (File No. 333-13920) filed on September 17, 2001.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  Concurrently with the filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Concurrently with the filing of the Registration Statement on Form F-9, Computershare Trust Company of Canada, the Trustee under the Indenture, is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (c)
  Any change to the name or address of the agent for service of the Company or the Trustee will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on December 23, 2003.

Falconbridge Limited
By:	/s/ MICHAEL DOOLAN
Michael Doolan Senior Vice President & Chief Financial Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Aaron Regent and Michael Doolan, his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on December 23, 2003, by the following persons in the capacities indicated.

Signature	Title

/s/ AARON REGENT Aaron Regent	President & Chief Executive Officer and Director (Principal Executive Officer)
/s/ MICHAEL DOOLAN Michael Doolan	Senior Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ALEX BALOGH Alex Balogh	Director
/s/ JACK COCKWELL Jack Cockwell	Director
/s/ ROBERT HARDING Robert Harding	Director

/s/ DAVID KERR David Kerr	Director
/s/ EDMUND KING Edmund King	Director
/s/ NEVILLE KIRCHMANN Neville Kirchmann	Director
/s/ MARY MOGFORD Mary Mogford	Director
/s/ DEREK PANNELL Derek Pannell	Director
/s/ DAVID RACE David Race	Director
/s/ JAMES WALLACE James Wallace	Director

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, each of the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Falconbridge Limited, in the City of Pittsburgh, State of Pennsylvania on December 23, 2003.

Falconbridge U.S., Inc.
By:	/s/ J. H. MOORE
J. H. Moore President
By:	/s/ G. J. STRAKA
G. J. Straka Treasurer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Annual Information Form of the Company dated April 30, 2003 for the year ended December 31, 2002.(a)
4.2
Audited comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the years ended December 31, 2002 and 2001 and the Auditors' Report thereon (contained in the 2002 Annual Report of the Company).(b)
4.3	Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company (contained in the 2002 Annual Report of the Company).(b)
4.4
Management Information Circular dated February 28, 2003 for the Company's annual meeting of shareholders held on April 17, 2003 (excluding (a) the sections entitled "Human Resources and Compensation Committee," "Report on Executive Compensation," "Performance Graph" and "Statement of Corporate Governance Practices" and (b) Schedule A — Corporate Governance Guidelines).(b)
4.5
Unaudited interim comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the nine months ended September 30, 2003 and press release of the Company dated October 17, 2003 containing Management's Discussion and Analysis relating thereto, and clarification of the impact of foreign exchange on the results.(c)
5.1	Consent of Deloitte & Touche LLP.
6	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-9).
7.1	Indenture between the Company and Montreal Trust Company of Canada governing the Debt Securities.(d)
7.2	First Supplemental Indenture between the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada governing the Debt Securities.(d)

(a)
Incorporated by reference to Form 40-F (File No. 33-95280) filed on May 19, 2003.

(b)
Incorporated by reference to Form 6-K (File No. 33-95280) filed on March 21, 2003 and as amended on May 19, 2003.

(c)
Incorporated by reference to Form 6-K (File No. 33-95280) filed on October 21, 2003 and as amended on December 22, 2003.

(d)
Incorporated by reference to Form F-9 (File No. 333-13920) filed on September 17, 2001.

QuickLinks

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Subject to completion, dated December 23, 2003.
TABLE OF CONTENTS
AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX